UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LRR Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

50214A 104

(CUSIP Number)

Jaime Casas

Chief Financial Officer of LRE GP, LLC

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

713-345-2126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,224,544
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 1,224,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,224,544
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Calculation of percentage based on 28,074,433 common units representing limited partner interests (each, a “Common Unit”) of LRR Energy, L.P. (the “Partnership”) issued and outstanding as of February 27, 2015, as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 405,995
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 405,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 405,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Calculation of percentage based on 28,074,433 Common Units of the Partnership issued and outstanding as of February 27, 2015, as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 6,939,061
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 6,939,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,939,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Calculation of percentage based on 28,074,433 Common Units of the Partnership issued and outstanding as of February 27, 2015, as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: JONATHAN C. FARBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,354
	8	SHARED VOTING POWER: 8,569,600[1]
	9	SOLE DISPOSITIVE POWER: 18,354
	10	SHARED DISPOSITIVE POWER: 8,569,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,587,954[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes 1,224,544 Common Units owned by Lime Rock Resources A, L.P. (“LRR A”), 405,995 Common Units owned by Lime Rock Resources B, L.P. (“LRR B”) and 6,939,061 Common Units owned by Lime Rock Resources C, L.P. (“LRR C”). Mr. Farber is the managing member of the general partner of the general partner of each of LRR A, LRR B and LRR C.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Partnership issued and outstanding as of February 27, 2015, as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: JOHN T. REYNOLDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 8,569,600[1]
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 8,569,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,569,600[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes 1,224,544 Common Units owned by LRR A, 405,995 Common Units owned by LRR B and 6,939,061 Common Units owned by LRR C. Mr. Reynolds is the managing member of the general partner of the general partner of each of LRR A, LRR B and LRR C.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Partnership issued and outstanding as of February 27, 2015, as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2015.

CUSIP No. 50214A 104

This Amendment No. 7 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by LRR A, LRR B, LRR C, Jonathan C. Farber and John T. Reynolds (collectively, the “Reporting Persons”) on November 22, 2011, as amended by that certain Amendment No. 1 filed on December 20, 2011, that certain Amendment No. 2 filed on March 25, 2013, that certain Amendment No. 3 filed on May 17, 2013, that certain Amendment No. 4 filed on May 23, 2014, that certain Amendment No. 5 filed on November 7, 2014 and that certain Amendment No. 6 filed on February 17, 2015. This Amendment is being filed in order to reflect certain changes as a result of the proposed Purchase Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which a subsidiary of Vanguard Natural Resources, LLC (“Vanguard”) will merge with and into the Partnership, with the Partnership continuing as the surviving entity and as a wholly owned subsidiary of Vanguard and, at the same time, all of the limited liability company interests in LRE GP, LLC (“LRE GP”), the general partner of the Partnership, will be acquired by Vanguard, all as more particularly described in the Partnership’s Current Report on Form 8-K filed with the SEC on April 20, 2015. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

On April 20, 2015, the Partnership entered into the Merger Agreement by and among Vanguard, Lighthouse Merger Sub, LLC, a wholly owned indirect subsidiary of Vanguard (“Merger Sub” and together with Vanguard, the “Vanguard Entities”), Lime Rock Management LP (“Management”), LRR A, LRR B, LRR C (together, the “Fund I Partnerships”), Lime Rock Resources II-A, L.P. (“LRR II-A”), Lime Rock Resources II-C, L.P. (“LRR II-C” and, together with the Fund I Partnerships, LRR II-A and Management, the “GP Sellers”), the Partnership and LRE GP (together with the GP Sellers and the Partnership, the “Partnership Entities”).Upon the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Partnership, with the Partnership continuing as the surviving entity and as a wholly owned subsidiary of Vanguard (the “Merger”) and, at the same time, all of the limited liability company interests in LRE GP will be acquired by Vanguard.

The Merger will become effective upon the filing of a properly executed certificate of merger with the office of the Secretary of State of the State of Delaware. At the effective time of the Merger (the “Effective Time”), each Common Unit of the Partnership issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.550 common units representing limited liability company interests in Vanguard (“Vanguard Units” and such consideration, the “Unit Consideration”) or, in the case of fractional Vanguard Units, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) such fractional part of a Vanguard Unit multiplied by (ii) the average closing price for a Vanguard Unit as reported on the NASDAQ Global Select Market for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the closing date of the transactions contemplated by the Merger Agreement (the “Closing Date”). Each restricted Common Unit that is outstanding pursuant to the Partnership’s long-term incentive plan will vest immediately prior to the Effective Time and be converted into the right to receive the Unit Consideration. In addition, on the Closing Date, Vanguard will issue and deliver to the GP Sellers 12,320 Vanguard Units in exchange for all of the limited liability interests in the General Partner.

The closing of the Merger is subject to the satisfaction or waiver of certain customary conditions. One of the conditions to closing is receipt by Vanguard of the written resignations of each member of the board of directors and the officers of the Partnership. At the Effective Time, the existing certificate of limited partnership of the Partnership will remain unchanged and will be the certificate of limited partnership of the Partnership as the surviving entity, and the existing agreement of limited partnership of the Partnership will remain unchanged and will be the agreement of limited partnership of the Partnership as the surviving entity.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K, filed with the SEC on April 22, 2015, and incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 50214A	104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

Partnership Agreement

Subject to the terms and conditions of the Partnership Agreement, the general partner of the Partnership, and its affiliates (including LRR A, LRR B and LRR C) have the right to cause the Partnership to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting fees and discounts.

The Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Contribution Agreement

In connection with the Partnership’s initial public offering, the Partnership entered into the Purchase, Sale, Contribution, Conveyance and Assumption Agreement dated November 16, 2011 (the “Contribution Agreement”), by and among the Partnership, LRR A, LRR B, LRR C and certain other parties thereto that affected the transactions, including the transfer of certain assets by LRR A, LRR B and LRR C to the Partnership, and the use of the net proceeds from the Partnership’s initial public offering.

Merger Agreement

On April 20, 2015, the Partnership Entities entered into the Merger Agreement, a description of which is contained in Item 4 of this Amendment and is incorporated by reference herein.

Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, the Partnership entered into a Voting and Support Agreement, dated as of April 20, 2015 (the “Voting Agreement”), by and among the Partnership Entities and Vanguard. Pursuant to the Voting Agreement, until the earlier of the consummation of the Merger or the termination of the Merger Agreement (the “Expiration Date”), each Fund I Partnership has agreed (i) to vote all Common Units owned by such Fund I Partnership in favor of the Merger and the adoption of the Merger Agreement at any meeting of the unitholders of the Partnership called for such purpose and against any alternative proposal or any proposal made in opposition to adoption of the Merger Agreement, without regard to the terms of the alternative proposal and (ii) to grant an irrevocable proxy to Vanguard and its designees to vote or cause to be voted the Common Units owned by such Fund I Partnership. If at any time prior to the Expiration Date there occurs a Partnership Change in Recommendation (as defined in the Merger Agreement), then the foregoing obligations of the Fund I Partnerships will be extinguished and the irrevocable proxy will be of no force and effect.

The Fund I Partnerships have also agreed that, prior to the Expiration Date, they would (i) not initiate, solicit, knowingly encourage or knowingly facilitate any third party to make a third party proposal or to assist any third party in connection therewith, (ii) not to sell, transfer or dispose of the Common Units owned by it at any time prior to the Expiration Date and (iii) that any additional units in the Partnership acquired by the Fund I Partnerships after the execution of the Voting Agreement would be subject to the Voting Agreement. In addition, the GP Sellers, further agree, for 90 days after the Closing Date, not to offer, pledge, sell, transfer or dispose of any Vanguard Units, enter into any swap or other agreement that transfers any of the economic consequences of ownership of Vanguard Units or make any demand for or exercise any right with respect to registration of Vanguard Units except in accordance with the Registration Rights Agreement described below.

The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Voting Agreement filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed with the SEC on April 22, 2015, and incorporated herein by reference.

CUSIP No. 50214A 104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2015

Lime Rock Resources A, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

Lime Rock Resources B, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

Lime Rock Resources C, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact

CUSIP No. 50214A 104

Exhibit Index

Exhibit A	Joint Filing Agreement incorporated by reference to Exhibit A to the Schedule 13D filed by Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Jonathan C. Farber and John T. Reynolds on November 22, 2011.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P., dated as of November 16, 2011, incorporated by reference to Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K filed on March 27, 2012.

Exhibit C	Purchase, Sale, Contribution, Conveyance and Assumption Agreement, dated as of November 16, 2011, by and among Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRE GP, LLC, LRR Energy, L.P. and LRE Operating, LLC, incorporated by reference to Exhibit 10.5 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit D	Power of Attorney for Lime Rock Resources A, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources A, L.P. on November 10, 2011.

Exhibit E	Power of Attorney for Lime Rock Resources B, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources B, L.P. on November 10, 2011.

Exhibit F	Power of Attorney for Lime Rock Resources C, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources C, L.P. on November 10, 2011.

Exhibit G	Power of Attorney for Jonathan C. Farber dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Jonathan C. Farber on November 10, 2011.

Exhibit H	Power of Attorney for John T. Reynolds dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by John T. Reynolds on November 10, 2011.

Exhibit I	Purchase Agreement and Plan of Merger, dated as of April 20, 2015, by and among Vanguard Natural Resources, LLC, Lighthouse Merger Sub, LLC, Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P., Lime Rock Resources II-C, L.P., LRR Energy, L.P. and LRE GP, LLC, incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2015.

Exhibit J	Voting and Support Agreement, dated as of April 20, 2015, by and among Vanguard Natural Resources, LLC, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRR Energy, L.P., LRE GP, LLC, Lime Rock Management LP, Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P, incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2015.